

03052850

11/25/03

**AM 11-25-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING NOV 24 2003 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 43303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-02 (MM/DD/YY) AND ENDING 9-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.M. Kohn & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9810 Montgomery Rd.
(No. and Street)

Cincinnati (City) Ohio (State) 45242-6425 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Heldman (513) 621-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas D. Heldman CPA & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

3101 Carew Tower, 441 Vine St., Cincinnati, Ohio 45202-3003
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.M. Kohn & Company, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Larry M. Kohn
Signature

President
Title



Notary Public

Deborah Ann Pitel
Notary Public State of Ohio
My Commission Expires April 2, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.M. KOHN & COMPANY
Financial Statements
For The Year Ended
September 30, 2003

Report pursuant to rule 17a-5(d) and report of independent certified public accountants

THOMAS D. HELDMAN CPA & ASSOCIATES, INC.
Member of AICPA & OSCPA

3101 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202-3003
Telephone: (513) 621-7100
Facsimile: (513) 621-6550
E-mail: tdhcpa@choice.net

To the Stockholder of
L.M. Kohn & Company

We have audited the accompanying balance sheet of L.M. Kohn & Company (the "Company") as of September 30, 2003, and the related statements of earnings, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion the information is fairly stated in all material respects in relation to the basis financial statements taken as a whole.



Thomas D Heldman, CPA

October 31, 2003

L.M. KOHN & COMPANY

BALANCE SHEET

September 30, 2003

ASSETS

Cash and cash equivalents	$358,387
Commissions and other fees receivable	343,137
Investment securities designated as available for sale	16,860
Fixed assets and software (net of accumulated depreciation of $164,411)	16,375
Federal tax deposit	21,068
Total Assets	**$755,827**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$252,883
Other liabilities	35,819
Total Liabilities	**288,702**
Stockholder's Equity	
Common stock no par value; 100 shares authorized, issued and outstanding	5,000
Contributed capital	3,000
Retained earnings	465,065
Unrealized (loss) on securities	(5,940)
Total Stockholder's Equity	**467,125**
Total Liabilities and Stockholder's Equity	**$755,827**

- See Accompanying Notes and Accountant's Report -

L.M. KOHN & COMPANY

STATEMENT OF EARNINGS

For the year ended September 30, 2003

Revenues	
Investment advisory and servicing fees	$396,205
Commissions	3,886,443
Other revenue	310,722
Total revenues	4,593,370
Expenses	
Employee compensation and benefits	962,510
Commissions paid	2,761,581
Selling, general and administrative expenses	607,675
Depreciation expense	24,184
Total expenses	4,355,950
Net Earnings	**$237,420**

- See Accompanying Notes and Accountant's Report -

L.M. KOHN & COMPANY

STATEMENT OF STOCKHOLDER'S EQUITY

For the year ended September 30, 2003

	Common stock	Contributed capital	Retained earnings	Unrealized (loss) on securities	Total
Balance - October 1, 2002	$5,000	$3,000	$431,786		$439,786
Distributions to stockholder			(204,141)		(204,141)
Net earnings for the year			237,420		237,420
Unrealized (loss) on securities				($5,940)	(5,940)
Balance - September 30, 2003	**$5,000**	**$3,000**	**$465,065**	**($5,940)**	**$467,125**

- See Accompanying Notes and Accountant's Report -

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the year ended September 30, 2003

Cash Flows From Operating Activities	
Net earnings for the year	$237,420
Adjustments to reconcile net earnings to net cash	
provided by operating activities:	24,184
Depreciation	
(Increase) decrease in cash due to changes in:	
Commissions and other fees receivable	(134,623)
Federal tax deposit	12,167
Commissions payable	80,778
Other liabilities	26,109
Net cash provided by operating activities	**246,035**
Cash Flows Used In Investing Activities	
Purchase of software	(7,758)
Investment in software program	(6,100)
Net cash (used in) investing activities	**(13,858)**
Cash Flows Used In Financing Activities	
Distributions to stockholder	(204,141)
Net Cash (Used In) Financing Activities	**(204,141)**
Increase in cash and cash equivalents	**28,036**
Cash and cash equivalents at beginning of year	330,351
Cash and cash equivalents at end of year	$358,387

- See Accompanying Notes and Accountant's Report -

Note A - Organization And Significant Accounting Policies

Nature of Business
L.M. Kohn & Company (the "Company"), an Ohio corporation, is a broker of security products and insurance. The Company is a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc.

The Company derives revenue from investment advisory fees, servicing fees, and commissions by acting as a securities broker-dealer for independent investment representatives who place their securities orders through the Company.

The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries.

In its broker-dealer activities, the Company, on a fully disclosed basis, clears all customer transactions through unaffiliated broker-dealers who maintain customer accounts.

Cash and Cash Equivalents
Cash and cash equivalents include cash in bank accounts, investments in money market funds, and required broker-dealer deposits. The two broker-dealer deposits total $35,007. This amount is not freely withdrawable.

Commissions, Advisory and Other Fees
Investment advisory fees and commissions are recognized as earned. The investment advisory fees are based upon a pre-determined percentage of the market value of assets under management. Servicing fees are based upon a quarter end market value.

Commission income is generated from securities transactions and insurance sales executed on behalf of the Company's clients. Such fees are shared between the Company and the Company's registered representatives.

Investment Securities
The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS NO. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. All securities held at September 30, 2003 are classified as "available for sale".

Note A - Organization And Significant Accounting Policies (Cont'd)

Investment Securities (Cont'd)

Investment securities designated as available for sale consist of the following:

	Fair Market Value	Cost	Unrealized (Loss)
1200 shares NASD common stock	$9,660	$15,600	($5,940)
Warrant to purchase NASD stock	7,200	7,200	-
Totals	$16,860	$22,800	($5,940)

The net unrealized loss has been included as a separate component of stockholder's equity.

Federal Tax Deposit
The Company has elected to be taxed as an S-Corporation. As an S-Corporation, the Company does not pay corporate federal and state income taxes on its taxable income; rather the stockholder is liable for income taxes. As of September 30, 2003, the Company maintains a tax deposit with the Internal Revenue Service of $21,068 assessed on income earned from October 1, 2002 through December 31, 2002. This deposit is necessary for the Company to maintain a fiscal year for tax reporting purposes.

Fixed Assets and Software
Fixed assets and software are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be three to ten years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Related Party Transactions

The Company leases office space from the President's spouse for $72,000 per year. The rent charged approximates rent that would be charged by an unrelated party for similar space. No formal lease exists.

Note C - Software Development Costs and Commitment

In February 2003, the Company entered into an agreement with an unrelated third party to develop and lease software that will automatically compute commissions due registered representatives. The Company paid $6,100 of the $7,500 development commitment in fiscal 2002. The $6,100 is included in the fixed assets and software account. Following development and implementation, the Company has agreed to pay the third party a monthly fee for the service and maintenance of the system. The monthly fee will range from $1,108 to $4,348 depending upon the number of investment representatives working for the Company.

Note D - 401(K) Plan

The company maintains a 401(K) plan to which all employees can elect to make contributions. The Company matches 10% of employee contributions without limitation. The Company made matching contributions of $4,434 in the year ended September 30, 2003.

Note E - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At September 30, 2003, the Company's net capital, as defined, was $316,894, which was $266,894 in excess of the minimum net capital requirement, and its ratio of aggregate indebtedness to net capital, as defined, was .91 to 1.

L.M. KOHN & COMPANY

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND NET RECONCILIATION TO THE COMPANY'S CORRESPONDING FORM X-17A-5 PART II A FILING AS AMENDED

September 30, 2003

Stockholder's equity per statement of financial condition	$467,125
Deductions	
Disallowed assets	140,176
Net capital before haircuts	326,949
Haircuts on mutual fund securities	10,055
Net capital	$316,894
Aggregate indebtedness	
Commissions payable	$252,883
Other liabilities	35,819
	$288,702
Ratio of aggregate indebtedness to net capital	.91 to 1
Minimum capital required	$50,000
Excess of net capital over minimum requirement	$266,894